FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of November 2004

                                4th November 2004


                                  NDS GROUP PLC
                                  -------------
                              (Name of Registrant)


             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F |X|                 Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes |_|                       No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

 Roger W. Einiger, Oppenheimer Veteran, Joins NDS Board of Directors

    LONDON & NEW YORK--(BUSINESS WIRE)--Nov. 4, 2004--NDS, a News Corporation company, and a leading provider of technology solutions for digital pay-TV, today announced that Mr. Roger W. Einiger, a 30 year veteran at Oppenheimer & Co and its successor companies, most recently serving as Vice Chairman, will join the NDS board of directors as an independent director.
    Mr. Einiger joined Oppenheimer in 1969 and held several positions within the organization over three decades including Controller in 1977, executive vice president and chief administrative officer in 1983 and vice chairman in 1992.
    Currently Mr. Einiger is a director and member of the Executive Committee and Chairman of the Finance Committee and Treasurer of UJA-Federation of New York. He is also a Trustee of Big Brothers/Big Sisters of New York City, Jewish Communal Fund and Citizens Budget Commission.
    NDS Group plc (NASDAQ/Euronext Brussels: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    CONTACT: NDS Group plc
             Margot Field, +44 (0)20 8476 8158
             www.nds.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NDS Group plc

Date: 4th November 2004
                                                 By: /s/ A Peled
                                                     -----------

                                                     Dr. Abe Peled
                                                     Chief Executive Officer